Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, Colorado 80290-2300
(303) 837-1661

February 17, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Whiting Petroleum Corporation – Registration Statement on Form S-4 (Registration No. 333-129942)

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, Whiting Programs, Inc. and Equity Oil Company, hereby requests that the above-referenced Registration Statement be declared effective at 11:00 a.m., Eastern Time, on February 23, 2006, or as soon as is practicable thereafter.

        In connection with requesting acceleration of the effective date of the Registration Statement, the undersigned Registrant hereby acknowledges the following:

    •       should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

    •       the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

    •       the Registrant may not assert the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
WHITING PETROLEUM CORPORATION
By: /s/ James J. Volker
James J. Volker
Chairman, President and
Chief Executive Officer